Bow Wow Labs, Inc (the “Company”) a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Unaudited

Bow Wow Labs, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	99,639.31
Total Bank Accounts	**$99,639.31**
Accounts Receivable	
Accounts Receivable (A/R)	265,470.96
Total Accounts Receivable	**$265,470.96**
Other Current Assets	
Bank Guarantee - LOC	0.00
Clearing Account	0.00
Deferred Insurance	0.00
Deferred Interest	0.00
Inventory	1,407,787.06
Other Receivables	0.00
Prepaid Expenses	168,674.41
Uncategorized Asset	0.00
Total Other Current Assets	**$1,576,461.47**
Total Current Assets	**$1,941,571.74**
Fixed Assets	
Intangible Assets	206,854.60
Property, Plant & Equipment	590,050.30
Total Fixed Assets	**$796,904.90**
TOTAL ASSETS	**$2,738,476.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	532,738.99
Total Accounts Payable	**$532,738.99**
Credit Cards	
Credit Card Liabilities	123,213.41
Total Credit Cards	**$123,213.41**
Other Current Liabilities	
Credit Line Heritage - 0102	880,000.00
Deferred Revenue	0.00
Salaries & Wages Payable	35,831.05
Sales Tax Payable	23,628.02
Short Term Interest Payable	1,998.90
Short Term Loans	608,000.00

Bow Wow Labs, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Total Other Current Liabilities	**$1,549,457.97**
Total Current Liabilities	**$2,205,410.37**
Long-Term Liabilities	
Accrued Interest - Convertible Loans	978,958.98
Loans - Convertible	2,675,958.69
Long Term Line of Credit	100,000.00
Notes Payable	150,000.00
Total Long-Term Liabilities	**$3,904,917.67**
Total Liabilities	**$6,110,328.04**
Equity	
Additional Paid in Capital	961,770.98
APIC - Stock Options	192,727.35
APIC - Warrants	128,547.92
Common Stock	540.02
Opening Balance Equity	0.00
Retained Earnings	-3,432,354.02
Net Income	-1,223,083.65
Total Equity	**$ -3,371,851.40**
TOTAL LIABILITIES AND EQUITY	**$2,738,476.64**

Bow Wow Labs, Inc

Profit and Loss

January - December 2023

	TOTAL
Income	
Amazon Product Sales Revenue	3,350,566.28
Pet Supplies Plus Revenue	34,600.70
Shopify Product Sales Revenue	2,324,802.03
Target Product Sales Revenue	292,199.68
Walmart Product Sales Revenue	11,178.73
Total Income	**$6,013,347.42**
Cost of Goods Sold	
Cost of Goods	1,911,903.93
Fulfillment	679,658.33
Shipping	380,924.65
Total Cost of Goods Sold	**$2,972,486.91**
GROSS PROFIT	**$3,040,860.51**
Expenses	
Accounting, Legal & Professional	87,052.45
Bank & Transaction Fees	689,505.05
Consulting	140,394.63
Depreciation & Amortization Expense	66,716.88
Donated Goods	8,407.25
Insurance	34,811.06
Internet & Computer	56,385.71
Marketing Working Dollars	1,220,079.62
Marketing, Public Relations, Social Media	348,088.41
Office & Admin	80,777.47
Research & Development	56,901.90
Salaries, Payroll Taxes, & Benefits	938,965.58
Travel & Meeting	73,972.34
Wholesale	24,458.45
Total Expenses	**$3,826,516.80**
NET OPERATING INCOME	**$ -785,656.29**
Other Income	
Interest Earned	92.86
Total Other Income	**$92.86**
Other Expenses	
Corporate Tax	1,733.70
Fundraising Costs	99,002.17
Interest Expense (net)	336,784.35
Total Other Expenses	**$437,520.22**
NET OTHER INCOME	**$ -437,427.36**
NET INCOME	**$ -1,223,083.65**

Bow Wow Labs, Inc

Statement of Cash Flows

January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
OPERATING ACTIVITIES			
Net Income	-340,258.11	-1,223,083.65	$ -1,563,341.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-553,197.38**	**1,123,028.55**	**$569,831.17**
Net cash provided by operating activities	**$ -893,455.49**	**$ -100,055.10**	**$ -993,510.59**
INVESTING ACTIVITIES			
Intangible Assets	-53,703.91	-41,325.75	$ -95,029.66
Property, Plant & Equipment:Fixed Asset -Property, plant & Equipment		-572,958.67	$ -572,958.67
Net cash provided by investing activities	**$ -53,703.91**	**$ -614,284.42**	**$ -667,988.33**
FINANCING ACTIVITIES			
Accrued Interest - Convertible Loans	227,428.08	265,017.56	$492,445.64
Loans - Convertible:2022-10-09 Loan Poptech (Harvey)	50,000.00		$50,000.00
Loans - Convertible:2022-10-09 Loan Poptech (Harvey) Legal	35,070.00		$35,070.00
Loans - Convertible:Discount on Convertible Notes	-33,079.25		$ -33,079.25
Notes Payable:Forb Loan 3471	10,000.00		$10,000.00
Notes Payable:Woolwine & Poptech Loan	20,000.00		$20,000.00
Additional Paid in Capital	499,975.00	461,795.98	$961,770.98
APIC - Stock Options	104,745.99		$104,745.99
APIC - Warrants	51,166.97		$51,166.97
Common Stock	25.00	15.02	$40.02
Retained Earnings	4,335.00		$4,335.00
Net cash provided by financing activities	**$969,666.79**	**$726,828.56**	**$1,696,495.35**
NET CASH INCREASE FOR PERIOD	**$22,507.39**	**$12,489.04**	**$34,996.43**

Bow Wow Labs, Inc
Statement of Changes in Equity

Account	2023
Additional Paid-in Capital	961,770.98
APIC - Stock Options	192,727.35
APIC - Warrants	128,547.92
Common Stock	540.02
Retained Earnings	(3,432,354.02)
Net Income	(1,223,083.65)
Total Equity	(3,371,851.40)

Bow Wow Labs, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Bow Wow Labs, Inc (the "Company") is a corporation organized on January 3, 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.